Filed Pursuant to Rule 253(g)(2)
File No. 024-11333

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

SUPPLEMENT NO. 1 DATED JANUARY 25, 2021

TO THE OFFERING CIRCULAR DATED FEBRUARY 24, 2021

This document supplements, and should be read in conjunction with, the offering circular of Trilogy Multifamily Income & Growth Holdings I, LLC (“we,” “our” or “us”), dated February 24, 2021, and filed by us with the Securities and Exchange Commission, or the Commission, on February 26, 2021, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

As of the filing of this supplement, we have sold 14,549 Bonds for $12,966,412 in net proceeds.

The purpose of this supplement is to disclose (i) the acquisition and financing of a multifamily property located in Chicago, IL; (ii) the revised use of proceeds from the Offering; and (iii) other related disclosure.

Acquisition of the Noca Blu Property

On December 30, 2021, we, through our wholly owned subsidiary TF Noca Blu, LLC, acquired a 138-unit multifamily property located in Chicago, IL commonly referred to as Noca Blu (the “Noca Blu Property”) from Logan Square Owner, LLC, an unaffiliated seller. The Noca Blu Property is a 138-unit multifamily property consisting of one building on 0.7 acres of land located at 2340 N California Avenue, Chicago, IL 60647. The Noca Blu Property has high-end amenities including a fitness center, lounge, two outdoor spaces, including one on the roof of the building, and has 44 total parking spaces.

The Noca Blu Property includes studio, one-bedroom and two-bedroom units with an average of 631 square feet per unit and was 92% occupied at the time of acquisition. The Noca Blu Property is rented pursuant to a standard residential lease with a typical lease term of one year. We have contracted with Trilogy Residential Management, LLC, an affiliate of our sponsor, to manage the Noca Blu Property on a day-to-day basis. The property manager receives 4% of gross collections per month as compensation for such management services. The Noca Blu Property also includes 8,826 square feet of commercial retail space which was 100% leased in the aggregate to South Loop Market, Pita Parlor, and Blooming Smiles Dental at the time of acquisition.

In the opinion of management, the Noca Blu Property is adequately covered by insurance.

The purchase price for the Noca Blu Property was $37,500,000, subject to customary adjustments and proration. Of the total purchase price, an aggregate of $27,600,000 was funded by seven unsecured promissory notes provided by affiliates of our manager (the “Notes”), Trilogy Legacy Fund, L.P., Trilogy Legacy Fund II, L.P., Trilogy Multifamily Fund II, L.P., Trilogy Multifamily Fund III, L.P., Trilogy Multifamily Fund IV, L.P., Trilogy Multifamily Fund V, L.P. and Trilogy Opportunity Zone Fund II, L.P. (the “Lenders”). The Lenders are entities managed by the same individuals as our manager. The Notes mature on June 30, 2023 and begin to bear interest at a rate of 7.0% per annum on June 1, 2022. The Notes may be prepaid at any time upon payment of all outstanding principal and any accrued but unpaid interest plus payment of a Bridge Fee. The “Bridge Fee” is an amount equal to 4.0% of the original principal amount of the applicable Note. We intend to repay the amounts outstanding under the Notes through proceeds from our offering of Bonds and/or proceeds from permanent mortgage financing on the Noca Blu Property. The balance of the purchase price, $9,900,000 was paid using proceeds from our offering of Bonds.

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Use of Proceeds

The table and related footnotes set forth under “USE OF PROCEEDS” in the Offering Circular shall be replaced with the following:

	Maximum Offering (Price to the Public $1,000 per Bond)			Maximum Offering (Maximum Discounted Price to the Public $970 per Bond) (10)
	Amount		Percent	Amount	Percent
Gross offering Proceeds	$50,000,000	(1)	100.00%	$48,500,000	100.00%
Less offering Expenses:
Selling commissions and Managing Broker-Dealer Fee (2)	$4,000,000		8.00%	$3,880,000	8.00%
Non-accountable Marketing and Due Diligence Expense Reimbursements (3)	$500,000		1.00%	$485,000	1.00%
Organizational and Offering Fee (4)	$335,000		0.67%	$324,950	0.67%
Promotional Fee (5)	$940,000		1.88%	$911,800	1.88%
Blue Sky Fees (5)	$75,000		0.15%	$75,000	0.15%
Servicing Fee (6)	$120,000,		0.24%	$120,000	0.25%
Amount Available For Investment	$44,030,000		88.06%	$42,703,350	88.05%

Noca Blu Property Acquisition (7)	$10,672,567		21.35%	$10,672,567	22.01%
Repayment of Notes (8)	$8,600,000		17.20%	$8,600,000	17.73%

Amount Available for Additional Investment (9)	$24,757,433		49.51%	$23,430,783	48.31%

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(1)

This assumes we sell the remaining Bonds at the Price to the Public. We may issue the remaining Bonds with a volume-weighted discount, or the Discount, of up to 3.0% (See “Plan of Distribution – Volume-Weighted Discount”). If we issue the remaining Bonds with the maximum Discount, gross offering proceeds will be $48,500,000 if we sell the maximum offering amount, and the amount available for investment will be $42,703,250 if we sell the maximum offering amount.

(2)

This includes selling commissions of 6.0% and a Managing Broker-Dealer Fee of up to 2.0% of the gross proceeds of this offering to be paid on Bonds offered on a best efforts basis without consideration of any discounts for Bonds purchased by certain persons including those purchasing through a registered investment advisor. Our Managing Broker-Dealer, Arete, will receive selling commissions equal to 6.0% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, and a Managing Broker-Dealer Fee of up to 2.0% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members. This amount assumes all Bonds sold in this offering are sold by Selling Group Members. See “Plan of Distribution” in this Offering Circular for a description of such provisions.

(3)	The Managing Broker-Dealer will receive a non-accountable marketing and due diligence expense reimbursement in an amount up to 1.0% of aggregate gross offering proceeds.

(4)

Organizational and offering expenses include all expenses (other than those listed in the chart) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charge of our escrow holder, and amounts to reimburse our manager for its portion of the salaries of the employees of its affiliates who provide services to our manager and other costs in connection with administrative oversight of the offering and marketing process and preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. Start-up and organization costs will be expensed as incurred and syndication costs will be reflected as a reduction of member’s equity and will be allocated to the member’s capital accounts upon the sale or liquidation of our company. Our company will reimburse our manager for the cumulative organizational and offering expenses incurred by our manager and its affiliates in connection with this offering and our organization, including advanced expenses and any organizational and offering expenses incurred in prior periods related to this offering, in an amount equal to up to 0.67% of the gross offering proceeds from this offering (assuming no Bonds are sold subject to a volume- weighted discount, up to $335,000 if the maximum offering amount is sold). Our manager will pay our actual organizational and offering expense out of the organizational and offering fee. To the extent actual organizational and offering expenses exceed 0.67% of the gross proceeds raised in the offering, the organizational and offering fee, our manager will pay such amounts without reimbursement from us. Our manager will not be reimbursed for the direct payment of such organizational and offering expenses that exceed 0.67% of the aggregate gross proceeds of this offering over the life of the offering. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Executive Officers.”

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(5)

Our manager will receive a promotional fee of up to 1.88% of the gross proceeds of this offering (assuming no Bonds are sold subject to a volume- weighted discount, up to $940,000 if the maximum offering amount is sold) to be paid to our manager in compensation for promoting this offering. Our manager anticipates blue sky fees of $75,000 in connection with this offering.

(6)

Our Managing Broker-Dealer will receive a monthly servicing fee of $5,000 which may amount to an aggregate fee of $120,000 if the offering is not terminated prior to the Offering Termination Date. If the offering is extended for the full extension term, in the sole discretion of our manager, then the aggregate fee may amount to up to $180,000.

(7)

We used $10,672,567 of the proceeds from the offering to purchase the Noca Blu Property which amount includes $9,900,000 for the payment of the purchase price, an acquisition fee of 1% of the purchase price ($375,000) paid to our manager, and other closing costs.

(8)

We intend to use up to $8,600,000 of the net proceeds of the offering to repay amounts due under the Notes. We also intend to repay amounts due under the Notes through proceeds received from permanent financing secured by the Property. As a result, the amount of net proceeds of the offering used to repay amounts due under the Notes, which we expect may be less than $8,600,000 though could be greater, will depend on the amount of proceeds available for such purpose as a result of obtaining permanent financing on the Property.

(9)

Until required in connection with the acquisition of additional properties, substantially all of the remaining net proceeds of the offering and, thereafter, any working capital reserves we may have, may be invested in short-term, highly-liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts. Additional funds available for investment may be used to acquire or invest in new properties. If we sell substantially less than the maximum offering amount and are unable to acquire additional properties with the proceeds from this offering and conventional mortgage debt, then we may use a portion of the proceeds from this offering to acquire other interests in real estate as permissible under the Investment Company Act as discussed in the Offering Circular.

(10)

If Bonds are sold at volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount” in the Offering Circular), then selling commissions, Managing Broker-Dealer Fee, non-accountable marketing and due diligence expense reimbursements, organizational and offering fee, promotional fee and amount available for investment will be reduced in proportion to such Discounts. In addition to volume-weighted discounts, we may provide certain discounts in connection with the sale of Bonds in this offering to certain persons (see “Plan of Distribution – Discounts for Bonds Purchased by Certain Persons” in the Offering Circular).

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Policy with Respect to Certain Activities

The following shall be added under “Policy with Respect to Certain Activities” of the Offering Circular:

Repayment of the Notes

As described elsewhere in this supplement, we currently have $27,600,000 outstanding under the Notes which are issued to entities that are managed by the same individuals as our manager. We may use proceeds from this offering to repay amounts due under the Notes and such amounts may indirectly benefit our manager and/or its affiliates. The terms of the Notes were not negotiated at arm’s length.

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